Exhibit 99.1

Mobilicom Announces $2.95 Million Registered Direct Offering

Shoham, Israel, Jan. 26, 2024 (GLOBE NEWSWIRE) -- Mobilicom Limited (“Mobilicom” or the “Company”) (Nasdaq: MOB, MOBBW, ASX: MOB), a provider of cybersecurity and robust solutions for drones and robotics, today announced that it has entered into a definitive agreement with certain institutional investors for the purchase and sale of 1,903,225 of the Company’s American Depositary Shares (ADSs) (or ADS equivalents in lieu thereof), at an effective purchase price of $1.55 per ADS, in a registered direct offering. Mobilicom has also agreed to issue and sell to the investor, in a concurrent private placement, unregistered warrants to purchase up to an aggregate of 1,903,225 ADSs. Each ADS represents two hundred seventy-five (275) ordinary shares, no par value, of Mobilicom. The offering is expected to close on or about January 30, 2024, subject to satisfaction of customary closing conditions.

Ladenburg Thalmann & Co. Inc. acted as the exclusive placement agent for the offering.

The warrants will have an exercise price of $1.55 per ADS and will be exercisable at any time upon issuance and will expire five (5) years from the initial exercise date.

The gross proceeds from the offering (without taking into account any proceeds from any future exercises of warrants issued in the concurrent private placement), before deducting the placement agent’s fees and other estimated offering expenses payable by the Company, are expected to be $2.95 million. Mobilicom intends to use the net proceeds for working capital and general corporate purposes.

The ADSs and the ADSs equivalents (but not the warrants or the ADSs underlying the warrants) are being offered by Mobilicom pursuant to a “shelf” registration statement on Form F-3 (File No. 333-274929) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 10, 2023 and declared effective by the SEC on October 23, 2023. The offering of the ADSs and the ADSs equivalents is being made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. A final prospectus supplement and the accompanying prospectus relating to the ADSs and the ADSs equivalents being offered will be filed with the SEC. Electronic copies of the final prospectus supplement and the accompanying prospectus may be obtained, when available, on the SEC’s website at http://www.sec.gov or by contacting Ladenburg Thalmann & Co. Inc., Attention: Syndicate Department, 277 Park Avenue, 26th Floor, New York, New York 10172 or by calling 1-800-573-2541.

The warrants described above were offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Act”), and Regulation D promulgated thereunder and, along with the ADSs underlying the warrants, have not been registered under the Act, or applicable state securities laws. Accordingly, the warrants and underlying ADSs may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Act and such applicable state securities laws.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Mobilicom

Mobilicom is a leading provider of cybersecure robust solutions for the rapidly growing defense and commercial drones and robotics market. Mobilicom’s large portfolio of field-proven technologies includes cybersecurity, software, hardware, and professional services that power, connect, guide, and secure drones and robotics. Through deployments across the globe with over 50 customers, including the world’s largest drone manufacturers, Mobilicom’s end-to-end solutions are used in mission-critical functions.

For investors, please use https://ir.mobilicom.com/

For company, please use www.mobilicom.com

Notice Regarding Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. For example, the Company is using forward-looking statements when it discusses the expected closing of this offering and use of proceeds. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Liad Gelfer

Mobilicom Ltd

liad.gelfer@mobilicom.com